--------                                       UNITED STATES SECURITIES AND EXCHANGE COMMISSION        -----------------------------
 FORM 3                                                WASHINGTON, D.C. 20549                                   OMB APPROVAL
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                                       INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES          OMB Number:       3235-0104
                                                                                                        Expires:  December 31, 2001
                              Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,   Estimated average burden
                                 Section 17(a) of the Public Utility Holding Company Act of 1935 or     hours per response .... 0.5
(Print or Type Responses)                Section 30(f) of the Investment Company Act of 1940           -----------------------------
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1. Name and Address of Reporting Person*         2. Date of Event Re-   4. Issuer Name AND Ticker or Trading Symbol
                                                    quiring Statement
                  GE Fund                           (Month/Day/Year)       InSight Health Services Corp. (IHSC)
-------------------------------------------------      6/25/01          ------------------------------------------------------------
    (Last)          (First)          (Middle)                           5. Relationship of Reporting Person(s) 6. If Amendment, Date
                                                 -----------------------    to Issuer (Check all applicable)      of Original
                                                 3. IRS or Social Se-       Director        X  10% Owner         (Month/Day/Year)
                                                    curity Number of    ----               ----
               3135 Easton Turnpike                 Reporting Person        Officer (give      Other (specify  ---------------------
-------------------------------------------------   (Voluntary)              title below)       below)         7. Individual or
                    (Street)                         22-2621967         ----               ----                   Joint/Group Filing
                                                                                                                  (Check Applicable
                                                                                                                   Line)
                                                                           ---------------------------            Form filed by One
                                                                                                                X Reporting Person
                                                                                                               ---
                                                                                                                  Form filed by
                                                                                                                  More than One
                                                                                                                  Reporting Person
   Fairfield      Connecticut         06431                                                                    ---
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    (City)          (State)            (Zip)

                                            TABLE I -- NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED

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1. Title of Security                              2. Amount of Securities       3. Ownership        4. Nature of Indirect Beneficial
   (Instr. 4)                                        Beneficially Owned            Form: Direct        Ownership (Instr. 5)
                                                     (Instr. 4)                    (D) or Indirect
                                                                                   (I)  (Instr. 5)
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1. Title of Derivative Security    2. Date Exer-  3. Title and Amount of Securities   4. Conver-   5. Owner-   6. Nature of Indirect
   (Instr. 4)                         cisable and    Underlying Derivative Security      sion or      ship        Beneficial
                                      Expiration     (Instr. 4)                          Exercise     Form of     Ownership
                                      Date                                               Price of     Deriv-      (Instr. 5)
                                     (Month/Day/                                         Deri-        ative
                                      Year)                                              vative       Security:
                                   --------------------------------------------------    Security     Direct
                                                                             Amount                   (D) or
                                    Date     Expir-                          or                       Indirect
                                    Exer-    ation           Title           Number                   (I)
                                    cisable  Date                            of
                                                                             Shares                 (Instr. 5)
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Series C Convertible Preferred
Stock (1)                           6/25/01   None      Common Stock         1,307,224     None           D
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Explanation of Responses:
     (1) GE Fund has acquired, by means of a charitable donation from General Electric Company, 10,948 shares of Series C
     Convertible Preferred Stock. Under its terms, the Series C Convertible Preferred Stock is convertible into Common Stock or, under certain conditions, into shares of Series D Convertible Preferred Stock. The Series D Convertible Preferred Stock, in
     turn, is also convertible into Common Stock. Both the 10,948 shares of Series C Convertible Preferred Stock and the shares of
     Series D Convertible Preferred Stock issuable upon conversion of such 10,948 shares of Series C Convertible Preferred Stock are convertible into 1,307,224 shares of Common Stock.




                                                           /s/ Eliza Fraser, Esq.                         July 5, 2001
                                                          ------------------------------------------   -------------------
                                                           Eliza Fraser, Esq., Counsel, on behalf of          Date
                                                           GE Fund

**Intentional misstatements or omissions of facts constitute Federal
  Criminal Violations.  SEE 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient,
      SEE Instruction 6 for procedure.

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